06006367

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING MAR 3 0 2006 WASH. DC 213 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.A. Botzum & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 South Main Street, Suite 875
(No and Street)

Orange (City) California (State) 92868 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Botzum, Jr. (714) 973-2322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles A. Botzum, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.A. Botzum & Co., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 24th day of March, 2006

[signature]
Notary Public

[signature]
Signature

[signature]
Title

JESSICA RUGGIERO
Commission # 1401595
Notary Public - California
Orange County
My Comm. Expires Feb 21, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.A. Botzum & Co.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
C.A. Botzum & Co.

We have audited the accompanying statement of financial condition of C.A. Botzum & Co. (the Company) as of December 31, 2005 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.A. Botzum & Co. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-IV are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 13, 2006

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

C.A. Botzum & Co.
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 111,821
Cash and securities segregated under federal and other regulations	22,000
Deposits at clearing organizations	2,500
Receivable from customers	16,161
Receivable from brokers and dealers	2,011
Marketable securities, at market	15,554
Receivable from officer	1,172
Advances to stockholders, collateralized	78,504
Secured demand notes, collateralized by marketable securities	125,000
Prepaid expenses	7,683
Total assets	$ 382,406

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 10,784
Payable to brokers	100
Payable to customers	103,731
Liabilities subordinated to claims of general creditors	125,000
Total liabilities	239,615
Stockholders' equity	
Common stock, $1 par value, 500,000 shares authorized, 325,000 shares issued and outstanding	325,000
Less excess of par value over consideration	(172,774)
Additional paid-in capital	202,312
Accumulated deficit	(211,747)
Total stockholders' equity	142,791
Total liabilities and stockholders' equity	$ 382,406

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 129,549
Investment gains (losses)	7,459
Interest income	1
Other income	3,636
Total revenues	140,645
Expenses	
Employee compensation and benefits	7,804
Commissions and floor brokerage	7,000
Occupancy and equipment rental	57,802
Interest	1,250
Taxes, other than income taxes	385
Other operating expenses	63,610
Total expenses	137,851
Income (loss) before provision for income taxes	2,794
Income tax provision	800
Net income (loss)	$ 1,994

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Stockholders' Capital
For the Year Ended December 31, 2005

	Common Stock	Par Value In Excess of Consideration	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2005	$ 325,000	$ (172,774)	$ 202,312	$ (213,741)	$ 140,797
Net income (loss)	–	–	–	1,994	1,994
Balance at December 31, 2005	$ 325,000	$ (172,774)	$ 202,312	$ (211,747)	$ 142,791

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended December 31, 2005

	Subordinated debt
Balance at January 1, 2005	$ 125,000
Additions (Reductions)	–
Balance at December 31, 2005	$ 125,000

The accompanying notes are an integral part of these financial statements.

C.A. Botzum & Co.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 1,994
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Valuation of marketable securities to market	$ (7,494)	
(Increase) decrease in:		
Receivable from brokers and dealers	(726)	
Cash and securities segregated	7,000	
Receivable from customers	(15,865)	
Receivable from officer	7,571	
Prepaid expenses	(2,162)	
(Decrease) increase in:		
Accounts payable	(482)	
Accrued expenses	6,563	
Payable to brokers and dealers	100	
Payable to customers	78,434	
Total adjustments		72,939
Net cash provided by (used in) operating activities		74,933
Cash flows from investing activities:		
Purchase of investments	(5,000)	
Net cash provided by (used in) investing activities		(5,000)
Cash flows from financing activities:		
Collections on notes receivable-related party	1,186	
Net cash provided by (used in) financing activities		1,186
Net increase (decrease) in cash		71,119
Cash at beginning of year		40,702
Cash at end of year		$ 111,821
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 1,250	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

C.A. Botzum & Co. (the "Company") was incorporated in the state of California on April 20, 1961 and operates as a registered broker/dealer in securities under the provision of the Securities Exchange Act of 1934. The Company is engaged in the buying and selling of securities for public customer accounts and also performs limited proprietary trading. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company holds securities for approximately 75 clients. The majority of the clients are in California, especially Southern California. No one client represents an undue concentration of risk to the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first-in, first-out basis; however, certain securities are inventoried on a specific identification basis. Haircuts are deductions from net capital of certain specified percentages of the market value of securities that are long and short in the capital and proprietary accounts of the broker-dealer.

The Company has fully depreciated furniture and equipment of $21,879. Furniture and equipment, have been depreciated over the estimated useful lives of the related assets. Depreciation was computed using the straight-line method for both financial statement and income tax purposes.

C.A. Botzum Co.
Notes to Financial Statements
December 31, 2005

Note 2: CASH AND SECURITIES SEGREGATED UNDER THE FEDERAL AND OTHER REGULATIONS

Cash of $22,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $2,500 with Emmett A. Larkin Company, Inc. as security for its transactions with them.

Note 4: RECEIVABLE FROM BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers-dealers and clearing organizations at December 31, 2005 consist of the following:

	Receivable
Securities failed-to-deliver	$ 1,240
Clearing commissions	771
	$ 2,011

Note 5: MARKETABLE SECURITIES, AT MARKET VALUE

Securities, at market value consisted of the following at quoted market values:

NASD stock	$ 10,554
Municipal bonds	5,000
Total	$ 15,554

Note 6: RECEIVABLE FROM OFFICER

The receivable from officer is non-interest bearing, non-collateralized, and due on demand.

Note 7: ADVANCES TO STOCKHOLDERS COLLATERALIZED

Advances to the stockholders collateralized for $78,504 are demand, non-interest bearing obligations secured by collateral, valued net of haircuts, at $78,504 on December 31, 2005. The collateral securing the advances is as follows:

Description	Fair Market Value	Value Net of Haircuts
Corporate stocks	$ 2,490	$ 2,117
Municipal obligations	81,643	76,387
Total	$ 84,133	$ 78,504

Note 8: COMMITMENTS AND CONTINGENCIES

In August 2005, the Company entered into a five (5) year lease for office space. The lease commenced in December 2005. Future minimum lease expenses are as follows:

Year Ending December 31,	
2006	$ 29,303
2007	30,501
2008	31,699
2009	32,910
2010	31,300
	$ 155,713

Rent expense for the year ended December 31, 2005 was $51,390.

Note 9: SECURED DEMAND NOTES AND LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at December 31, 2005 are listed below.

Liabilities subordinated to secured demand note collateral agreement:	
Interest at 1% due May 1, 2006	$ 120,000
Liabilities subordinated to secured demand note collateral agreement:	
Interest at 1.2% due September 2, 2006	5,000
Total	$ 125,000

Note 9: SECURED DEMAND NOTES AND LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
(Continued)

On April 28, 2004, the National Association of Security Dealers, Inc., accepted an amendment to this agreement for subordinated loan of $120,000 extending the maturity date from May 1, 2004 to May 1, 2006. In addition, on August 27, 2004, the maturity date of the subordinated loan for $5,000 was also extended from September 6, 2004, to September 2, 2006.

The subordinated borrowings are covered by agreements approved by the National Association of Security Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The secured demand note of $120,000 is collateralized by municipal bonds valued, net of haircuts, at $125,133 on December 31, 2005. The collateral securing the demand note is as follows:

Description	Fair Market Value	Value Net of Haircuts
Municipal obligations	$ 131,783	$ 125,133

The secured demand note of $5,000 is collateralized by cash and municipal bonds valued, net of haircuts, at $5,495 on December 31, 2005. The collateral securing the demand note is as follows:

Description		Fair Market Value	Value Net of Haircuts
Municipal obligations		$ 5,103	$ 4,745
Cash		750	750
	Total	$ 5,853	$ 5,495

Note 10: INCOME TAXES

The income tax provision for the year ended December 31, 2005 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2005, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $9,747, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 1,975	2014
20,933	2015
4,511	2018
9,761	2019
20,711	2020
7,086	2023
$ 64,977	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company's net capital of $257,003, which was $7,003 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($114,615) to net capital was 0.36:1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

C.A. Botzum & Co.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Stockholders' equity		
Common stock	$ 325,000	
Less excess of par value over consideration	(172,774)	
Additional paid-in capital	202,312	
Accumulated deficit	(211,747)	
Total stockholders' equity		$ 142,791
Add:		
Secured demand notes	125,000	
Total additions		125,000
Total capital and allowable subordinated loans		267,791
Less:		
Non allowable assets		
Prepaid expenses	(7,683)	
Receivable from officer	(1,172)	
Total non allowable assets	(8,855)	
Haircuts on securities	(1,933)	
Net adjustments to capital and subordinated loans		(10,788)
Net Capital		257,003
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 6,174	
Minimum dollar net capital required	250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 7,003
Percentage of aggregate indebtedness to net capital	0.36:1	

There was no difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005.

See independent auditor's report.

C.A. Botzum & Co.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

Credit Balances		
Free credit balances and other credit balances in customers' security accounts	$ 103,731	
Customers' securities failed to receive	100	
Total credits		$ 103,831
Debit Balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	16,000	
Failed to deliver of customers' securities not older than 30 calendar days	1,240	
Total debits		17,240
Reserve Computation		
Excess of total credits over total debits		$ 86,591
Reserve required at 105%		$ 90,921
Amount held on deposit in reserve account at December 31, 2005		$ 22,000
Deposit (withdrawal) after year end		$ 86,000
Amount in reserve account		$ 108,000

There was a $1 difference between reserve requirements here and reserve requirements as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005, due to rounding.

See independent auditor's report.

C.A. Botzum & Co.
Schedule III - Reconciliation of Net Capital and Reserve Requirements Under Rule 15c3-3
As of December 31, 2005

Net Capital as calculated per audit report	$ 257,003
Net Capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2005	257,003
Net difference in computation of net capital	$ -
Reserve requirement as calculated per audit report	$ 90,921
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, December 31, 2005	90,920
Net difference in computation of reserve requirements	$ 1

See independent auditor's report.

C.A. Botzum & Co.
Schedule IV - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

The Company is a self-clearing firm and is subject to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with these requirements and there were no instances noted during our audit of securities that were required to be in possession or control that had not been reduced to possession or control in the proper time frame.

See independent auditor's report.

C.A. Botzum & Co.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
C.A. Botzum & Co., Inc.

In planning and performing our audit of the financial statements and supporting schedules of C.A. Botzum & Co., Inc. ("the Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 13, 2006